SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 4)

                            Monro Muffler Brake, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    610236101
                                 (CUSIP Number)

                                Peter J. Solomon
                          767 Fifth Avenue, 26th Floor
                            New York, New York 10153
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 24, 2004
            (Date of event which requires filing of this statement).


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 610236101                 13D/A                     Page 2 of 13 Pages

----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON                         Peter J. Solomon
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                     (a)  [ ]
                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                                                   SC; PF; OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                   United States
-----------------------------------------------------------------------------
NUMBER OF       (7)  SOLE VOTING POWER        420,527 (includes 45,585 shares
                     of Common Stock underlying presently exercisable stock
SHARES               options and 207,900 shares of Common Stock into which
                     20,000 shares of Class C Preferred Stock are presently
                     convertible)
                --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER        1,350,110(1) (includes 467,775
                    shares of Common Stock into which 45,000 shares of Class C
                    Preferred Stock are presently convertible)
OWNED BY        --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER     420,527 (includes 45,585 shares
                    of Common Stock underlying presently exercisable stock
                    options and 207,900 shares of Common Stock into which
                    20,000 shares of Class C Preferred Stock are presently
                    convertible)
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER   1,350,110(1) (includes 467,775
                    shares of Common Stock into which 45,000 shares of Class C Preferred Stock are presently convertible)
-----------------------------------------------------------------------------
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON             1,770,637(1) (includes 45,585
                    shares of Common Stock underlying presently exercisable stock options and 675,675 shares of Common Stock into which 65,000 shares of Class C Preferred Stock are presently convertible)
-----------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                  [ ]
-----------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)                12.6%
-----------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON
           (SEE INSTRUCTIONS)                  IN

--------------------

(1) As set forth in Item 5(b), Mr. Solomon disclaims beneficial ownership with respect to 1,350,110 of the shares reported herein.

CUSIP NO. 610236101                 13D/A                     Page 3 of 13 Pages

ITEM 1.      SECURITY AND ISSUER.

         The Schedule 13D (the "Schedule 13D") initially filed on November 25, 1992 and previously amended on June 9, 1993, March 5, 1996 and September 15, 2003 by the undersigned relating to the common stock, par value $.01 per share (the "Common Stock"), issued by Monro Muffler Brake, Inc., a New York corporation (the "Company"), is hereby amended and restated by this Amendment No. 4 to the Schedule 13D. The Company's principal executive offices are located at 200 Holleder Parkway, Rochester, New York 14615-3808.

ITEM 2.      IDENTITY AND BACKGROUND.

         (a) This statement is filed by Peter J. Solomon ("Mr. Solomon").

         (b)-(c) Mr. Solomon is the Chairman of Peter J. Solomon Company, L.P., an investment banking firm located at 767 Fifth Avenue, 26th Floor, New York, New York 10153. Mr. Solomon is also a director of the Company.

         (d) Mr. Solomon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Mr. Solomon has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Solomon is a citizen of the United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         The net investment cost (including broker's fees and commissions, if any) of the 167,042 shares of Common Stock (adjusted for stock splits and dispositions) directly beneficially owned by Mr. Solomon is approximately $382,650, which came from the personal funds of Mr. Solomon. The beneficial ownership of 45,585 shares reported herein reflects grants by the Company to Mr. Solomon of options to purchase shares of Common Stock pursuant to the Company's Non-Employee Directors' Stock Option Plans. The net investment cost (including broker's fees and commissions, if any) of the 20,000 shares of the Company's Class C Convertible Preferred Stock, par value $1.50 per share (the "Class C Preferred Stock"), directly beneficially owned by Mr. Solomon is approximately $30,000, which came from the personal funds of Mr. Solomon. One share of Class C Preferred Stock is presently convertible into 10.395 shares of Common Stock.

         Mr. Solomon is the co-trustee of the Joshua N. Solomon 94 Trust, UA August 19, 1994 (the "Joshua N. Solomon Trust"), which acquired (i) 275,339 of the shares of Common Stock reported herein (adjusted for stock splits and dispositions) from Peter J. Solomon and Linda N. Solomon, trustees U/A dated

CUSIP NO. 610236101                 13D/A                     Page 4 of 13 Pages

December 30, 1980, FBO Joshua N. Solomon and (ii) 13,500 shares of the Class C Preferred Stock from Richard and Linda Solomon, trustees U/A dated December 8, 1983, FBO Joshua N. Solomon, each in a transfer of assets to the Joshua N. Solomon Trust.

         Mr. Solomon is the co-trustee of the Abigail R. Solomon 95 Trust, UA April 10, 1995 (the "Abigail R. Solomon Trust"), which acquired (i) 277,799 of the shares of Common Stock reported herein (adjusted for stock splits and dispositions) from Peter J. Solomon and Linda N. Solomon, trustees U/A dated December 30, 1980, FBO Abigail R. Solomon and (ii) 14,500 shares of Class C Preferred Stock from Richard and Linda Solomon, trustees U/A dated December 8, 1983, FBO Abigail R. Solomon, each in a transfer of assets to the Abigail R. Solomon Trust.

         Mr. Solomon is the co-trustee of the Kate J. Solomon 97 Trust, FBO Kate
J. Solomon Trust UAD July 21, 1997 (the "Kate J. Solomon Trust," and collectively with the Joshua N. Solomon Trust and the Abigail R. Solomon Trust, the "Trusts"), which acquired (i) 269,197 of the shares of Common Stock reported herein (adjusted for stock splits and dispositions) from Peter J. Solomon and Linda N. Solomon, trustees U/A dated December 30, 1980, FBO Kate J. Solomon and
(ii) 17,000 shares of Class C Preferred Stock from Richard and Linda Solomon, trustees U/A dated December 8, 1983, FBO Kate J. Solomon, each in a transfer of assets to the Kate J. Solomon Trust.

         Mr. Solomon is the co-trustee of the Joshua N. Solomon Foundation
(the "Joshua N. Solomon Foundation") and the Peter J. Solomon Family Foundation (the "Peter J. Solomon Foundation" and together with the Joshua N. Solomon Foundation, the "Foundations"), each a charitable foundation. The Joshua N. Solomon Foundation acquired 20,000 of the shares of Common Stock reported herein from the Joshua N. Solomon Trust on November 24, 2003. The Peter J. Solomon Foundation acquired 20,000 of the shares of Common Stock reported herein from the Abigail R. Solomon Trust and 20,000 of the shares of Common Stock reported herein from the Kate J. Solomon Trust, each on November 24, 2003.

ITEM 4.      PURPOSE OF TRANSACTION.

         The Company's securities were acquired for investment. Mr. Solomon may make further purchases of shares of Common Stock from time to time and may dispose of any or all of such shares at any time. Mr. Solomon is not currently involved in, and has no present intention to become involved in the formulation of, any plan or proposal that relates to, or could result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D. Mr. Solomon may, at any time and from time to time, review or reconsider his position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

         As further discussed in Item 5, Mr. Solomon may be deemed to be the beneficial owner of 65,000 shares of Class C Preferred Stock, which constitute all of the shares of Class C Preferred Stock outstanding as of the date hereof. Pursuant to the Company's Certificate of Incorporation, the vote of the holders of at least 60% of the shares of Class C Preferred Stock at the time outstanding, voting separately as a class, or, alternatively, the written consent of the holders of all outstanding shares of Class C Preferred Stock, is needed to effect or validate any action approved by a vote of the holders of shares of Common Stock. Therefore, the holders of the Class C Preferred Stock

CUSIP NO. 610236101                 13D/A                     Page 5 of 13 Pages

have an effective veto over all matters put to a vote of the holders of the Common Stock. Accordingly, Mr. Solomon has the power to, from time to time or at any time, vote such preferred shares, or grant or withhold consent, in a manner designed to block actions approved by the holders of the Common Stock. Mr. Solomon has no present intention to block any such action.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Peter J. Solomon may be deemed to be the beneficial owner of 1,770,637 shares of Common Stock, constituting 12.6% of the Common Stock outstanding.(1) The percentages throughout this Item 5 are based upon 14,030,552 outstanding shares of Common Stock, which includes
(i) 13,309,292 shares of Common Stock reported to be outstanding as of January 24, 2004, as reflected in the Company's Form 10-Q for the quarter ended December 27, 2003 and (ii) 721,260 shares of Common Stock that would be outstanding upon (x) the conversion of 65,000 shares of Class C Preferred Stock beneficially owned by Mr. Solomon and the Trusts and (y) the exercise of options for 45,585 shares of Common Stock held by Mr. Solomon.

         (b) Mr. Solomon has the sole power to vote and to dispose of 420,527 shares (3.0%) of Common Stock (including 207,900 shares of Common Stock into which 20,000 shares of Class C Preferred Stock are presently convertible).

         Mr. Solomon shares the power to vote and dispose of 415,672 shares (3.0%) of Common Stock (including 140,333 shares of Common Stock into which 13,500 shares of Class C Preferred Stock are presently convertible) with Joshua
N. Solomon, who is co-trustee and the sole beneficiary of the Joshua N. Solomon Trust.

         Mr. Solomon shares the power to vote and dispose of 428,526 shares (3.1%) of Common Stock (including 150,727 shares of Common Stock into which 14,500 shares of Class C Preferred Stock are presently convertible) with Abigail
R. Solomon, who is co-trustee and the sole beneficiary of the Abigail R. Solomon Trust.

         Mr. Solomon shares the power to vote and dispose of 445,912 shares (3.2%) of Common Stock (including 176,715 shares of Common Stock into which 17,000 shares of Class C Preferred Stock are presently convertible) with Kate J. Solomon, who is co-trustee and the sole beneficiary of the Kate J. Solomon Trust.

         Mr. Solomon shares the power to vote and dispose of 20,000 shares (0.1%) of Common Stock with Joshua N. Solomon, who is co-trustee of the Joshua
N. Solomon Foundation. Mr. Solomon shares the power to vote and dispose of 40,000 shares (0.3%) of Common Stock with Susan Solomon, Kate J. Solomon, Abigail R. Solomon and Joshua N. Solomon, who are each co-trustees of the Peter
J. Solomon Foundation.


(1)  All beneficial ownership reported on this Amendment No. 4 to the
Schedule 13D reflects a 3-for-2 stock split distributed by the Company on October 31, 2003.

CUSIP NO. 610236101                 13D/A                     Page 6 of 13 Pages

         Joshua N. Solomon is employed by The Young Women's Leadership School as an Assistant Principal and his business address is 105 East 106th Street, New York, New York 10029. Abigail R. Solomon resides at 410 1/2 North Genesee Avenue, Los Angeles, California 90036 and is currently employed as an actress. Kate J. Solomon is employed by L'Oreal as a Marketing Director and her business address is 575 Fifth Avenue, New York, New York 10017. Susan Solomon resides at 810 Fifth Avenue, New York, New York 10021.

         Neither Joshua N. Solomon, Abigail R. Solomon, Kate J. Solomon nor Susan Solomon has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Joshua N. Solomon, Abigail R. Solomon, Kate J. Solomon and Susan Solomon are each citizens of the United States.

         Mr. Solomon disclaims beneficial ownership of the 1,290,110 shares of Common Stock (including 467,775 shares of Common Stock into which 45,000 shares of Class C Preferred Stock are presently convertible) held by the Trusts and the 60,000 shares of Common Stock held by the Foundations.

         (c) During the past sixty days, each of the Trusts has effected dispositions, pursuant to a previously adopted plan intended to comply with Rule 10b5-1(c) under the Act, of shares of Common Stock held by the Trusts. See SCHEDULE A for a listing of all such transactions. Mr. Solomon is a co-trustee of the Trusts and, accordingly, may be deemed to have a beneficial interest therein. As set forth in Item 5(b), Mr. Solomon expressly disclaims beneficial ownership with respect to all securities held by the Trusts.

         (d) Pursuant to the agreements governing the Trusts, the beneficiary of each Trust has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities owned by the Trust. Pursuant to the agreements governing the Foundations, the trustees of each Foundation have the power to direct the receipt of dividends from or the proceeds from the sale of securities owned by such Foundation but do not have the right to receive such dividends or proceeds.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

CUSIP NO. 610236101                 13D/A                     Page 7 of 13 Pages

ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS.

         None.

CUSIP NO. 610236101                 13D/A                     Page 8 of 13 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 3, 2004



                                /S/ PETER J. SOLOMON
                                -----------------------------------
                                Peter J. Solomon

CUSIP NO. 610236101                 13D/A                     Page 9 of 13 Pages


                                   SCHEDULE A

----------------------    ---------------------------   ------------------------

  DATE OF TRANSACTION       NUMBER OF SHARES SOLD(1)       PRICE PER SHARE ($)

        01/05/04                        300                     $20.0800
        01/05/04                      3,121                     $20.1500
        01/05/04                         11                     $20.5000
        01/06/04                        900                     $19.9800
        01/06/04                      3,300                     $20.0000
        01/06/04                         51                     $20.0500
        01/06/04                      2,700                     $20.1000
        01/06/04                         57                     $20.1500
        01/07/04                        900                     $20.0000
        01/07/04                        900                     $20.1000
        01/07/04                        300                     $20.1500
        01/07/04                      3,804                     $20.2500
        01/07/04                         96                     $20.2600
        01/07/04                        900                     $20.3000
        01/07/04                        300                     $20.3500
        01/07/04                        300                     $20.5000
        01/07/04                      7,300                     $20.7500
        01/07/04                        800                     $20.7600
        01/07/04                      2,076                     $20.8000
        01/07/04                        600                     $20.9000
        01/08/04                        600                     $20.7500
        01/08/04                        300                     $20.8500
        01/08/04                        450                     $20.9000
        01/08/04                        300                     $20.9500
        01/08/04                        600                     $21.0000
        01/08/04                        600                     $21.1000
        01/08/04                        900                     $21.1500
        01/08/04                        400                     $21.2400
        01/08/04                        101                     $21.2500
        01/08/04                        999                     $21.3000
        01/08/04                        600                     $21.3500
        01/08/04                        600                     $21.3900
        01/08/04                      1,800                     $21.4000
        01/08/04                        300                     $21.4500
        01/08/04                        600                     $21.4600
        01/08/04                      6,199                     $21.5000
        01/08/04                        101                     $21.5100

---------------------
(1) The amounts shown in this column represent the aggregate number of shares disposed of by all three of the Trusts on the stated date and at the stated price.

CUSIP NO. 610236101                 13D/A                    Page 10 of 13 Pages

  DATE OF TRANSACTION       NUMBER OF SHARES SOLD(1)       PRICE PER SHARE ($)

        01/08/04                        400                     $21.5500
        01/09/04                      9,300                     $21.3500
        01/09/04                      8,400                     $21.5000
        01/09/04                        256                     $21.6000
        01/20/04                         98                     $22.4050
        01/20/04                        251                     $22.4450
        01/20/04                      1,000                     $22.5700
        01/20/04                        200                     $22.8800
        01/20/04                        500                     $23.0000
        01/20/04                        300                     $23.1500
        01/20/04                        400                     $23.2000
        01/20/04                         51                     $23.2400
        01/20/04                        100                     $23.2500
        01/20/04                        100                     $23.2650
        01/20/04                        300                     $23.3000
        01/21/04                        300                     $22.9000
        01/21/04                        100                     $22.9500
        01/21/04                        300                     $23.1300
        01/21/04                        300                     $23.1700
        01/21/04                        600                     $23.1800
        01/22/04                        300                     $22.6500
        01/22/04                      1,200                     $22.7000
        01/22/04                        300                     $22.7450
        01/22/04                        300                     $22.7950
        01/22/04                        900                     $22.8000
        01/22/04                        300                     $23.0300
        01/22/04                        300                     $23.0400
        01/23/04                      1,500                     $22.5000
        01/23/04                        300                     $22.5150
        01/23/04                        300                     $22.6200
        01/23/04                        300                     $22.7650
        01/23/04                        300                     $22.7700
        01/23/04                      1,200                     $22.8000
        01/23/04                        300                     $22.8250
        01/23/04                        300                     $22.8350
        01/23/04                      1,450                     $22.8500
        01/23/04                         50                     $22.8600
        01/23/04                         29                     $22.9000
        01/23/04                        300                     $22.9500
        01/23/04                        600                     $22.9550
        01/23/04                        500                     $23.0500
        01/23/04                        300                     $23.0750
        01/23/04                        200                     $23.0850

CUSIP NO. 610236101                 13D/A                    Page 11 of 13 Pages

  DATE OF TRANSACTION       NUMBER OF SHARES SOLD(1)       PRICE PER SHARE ($)

        01/26/04                        300                     $23.0000
        01/26/04                        900                     $23.0250
        01/26/04                        300                     $23.0300
        01/26/04                        300                     $23.0350
        01/26/04                        300                     $23.0400
        01/26/04                        300                     $23.0500
        01/26/04                        300                     $23.0750
        01/26/04                        300                     $23.0800
        01/26/04                        300                     $23.1000
        01/26/04                        300                     $23.1050
        01/26/04                        300                     $23.1100
        01/26/04                        100                     $23.1200
        01/26/04                        600                     $23.1700
        01/26/04                        581                     $23.1900
        01/26/04                        319                     $23.1950
        01/26/04                        700                     $23.2000
        01/26/04                        300                     $23.2100
        01/27/04                      1,200                     $23.2250
        01/27/04                        300                     $23.2500
        01/27/04                        300                     $23.2600
        01/27/04                        400                     $23.2650
        01/27/04                        300                     $23.2750
        01/27/04                        300                     $23.3000
        01/27/04                        300                     $23.3250
        01/27/04                         78                     $23.3500
        01/27/04                      1,500                     $23.5000
        01/27/04                        300                     $23.5800
        01/27/04                        900                     $23.6500
        01/27/04                        100                     $24.0000
        01/27/04                        200                     $24.0800
        01/28/04                        290                     $23.0000
        01/28/04                        610                     $23.0300
        01/28/04                        300                     $23.0400
        01/28/04                        600                     $23.1000
        01/28/04                        600                     $23.1200
        01/28/04                        600                     $23.1350
        01/28/04                      1,200                     $23.1500
        01/28/04                        300                     $23.2000
        01/28/04                        500                     $23.2500
        01/28/04                        300                     $23.2550
        01/28/04                        300                     $23.2650
        01/28/04                        300                     $23.2750
        01/29/04                        300                     $23.1000

CUSIP NO. 610236101                 13D/A                    Page 12 of 13 Pages

  DATE OF TRANSACTION       NUMBER OF SHARES SOLD(1)       PRICE PER SHARE ($)

        01/29/04                        600                     $23.1500
        01/29/04                        300                     $23.2500
        01/29/04                        600                     $23.3000
        01/29/04                        300                     $23.3050
        01/29/04                        600                     $23.3250
        01/29/04                        300                     $23.3550
        01/29/04                        300                     $23.3500
        01/30/04                        570                     $23.2000
        01/30/04                        300                     $23.2100
        01/30/04                        600                     $23.2200
        01/30/04                        300                     $23.2500
        01/30/04                        600                     $23.3000
        01/30/04                        300                     $23.4500
        01/30/04                        900                     $23.5000
        02/24/04                        600                     $24.0000
        02/24/04                        200                     $24.0200
        02/24/04                        100                     $24.0400
        02/24/04                        597                     $24.0500
        02/24/04                        800                     $24.0600
        02/24/04                        300                     $24.0700
        02/24/04                      1,359                     $24.0900
        02/24/04                      1,114                     $24.0950
        02/24/04                        300                     $24.1000
        02/24/04                        300                     $24.2050
        02/24/04                        300                     $24.2500
        02/24/04                        300                     $24.2900
        02/24/04                        200                     $24.3250
        02/25/04                        100                     $23.9700
        02/25/04                        600                     $23.9800
        02/25/04                        300                     $23.9900
        02/25/04                        324                     $24.0000
        02/25/04                        300                     $24.0100
        02/25/04                      1,100                     $24.0150
        02/25/04                        800                     $24.0200
        02/25/04                        776                     $24.0500
        02/25/04                        300                     $24.0600
        02/25/04                        100                     $24.0300
        02/25/04                        100                     $24.0400
        02/26/04                        300                     $24.0000
        02/26/04                        300                     $24.0300
        02/26/04                      1,800                     $24.0500
        02/26/04                        500                     $24.0600
        02/26/04                        600                     $24.0700

CUSIP NO. 610236101                 13D/A                    Page 13 of 13 Pages

  DATE OF TRANSACTION       NUMBER OF SHARES SOLD(1)       PRICE PER SHARE ($)

        02/26/04                        500                     $24.1000
        02/26/04                        701                     $24.1100
        02/26/04                         12                     $24.1500
        02/26/04                        300                     $24.1700
        02/26/04                         88                     $24.2000
        02/26/04                        100                     $24.2100
        02/26/04                        200                     $24.2110
        02/26/04                        100                     $24.3310
        02/26/04                        100                     $24.3710
        02/26/04                        200                     $24.3720
        02/26/04                        200                     $24.3800
        02/27/04                         86                     $23.8300
        02/27/04                        526                     $24.1100
        02/27/04                        318                     $24.1200
        02/27/04                        300                     $24.1210
        02/27/04                        214                     $24.1300
        02/27/04                        520                     $24.1400
        02/27/04                      1,300                     $24.1500
        02/27/04                        380                     $24.1550
        02/27/04                        300                     $24.1700
        02/27/04                        374                     $24.1800